As filed with the Securities and Exchange Commission on November 28, 2012
===============================================================================
                                                   1933 Act File No. 333-183396
                                                    1940 Act File No. 811-22738


                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-2

(Check appropriate box or boxes)

[ ]  REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
[ ]  Pre-Effective Amendment No. _
[X]  Post-Effective Amendment No. 1

and

[ ]  REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
[X]  Amendment No. 5


                     First Trust MLP and Energy Income Fund
         Exact Name of Registrant as Specified in Declaration of Trust

                  187 Danbury Road, Wilton, Connecticut 06897
 Address of Principal Executive Offices (Number, Street, City, State, Zip Code)

                                 (630) 765-8000
               Registrant's Telephone Number, including Area Code


                             W. Scott Jardine, Esq.
                          First Trust Portfolios L.P.
                       120 East Liberty Drive, Suite 400
                            Wheaton, Illinois 60187

 Name and Address (Number, Street, City, State, Zip Code) of Agent for Service

                          Copies of Communications to:

        Eric F. Fess, Esq.                       David E. Wohl
        Chapman and Cutler LLP                   Weil, Gotshal & Manges LLP
        111 West Monroe Street                   767 Fifth Avenue
        Chicago, Illinois 60603                  New York, New York 10153



Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement

If any of the securities being registered on this form are offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. [ ]

      This Post-Effective Amendment No. 1 will become effective immediately upon filing pursuant to Rule 462(d) under the Securities Act of 1933.

EXPLANATORY NOTE

      This Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-183396) of First Trust MLP and Energy Income Fund (the "Registration Statement") is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the "Securities Act"), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 1 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

                           PART C - OTHER INFORMATION

Item 25: Financial Statements and Exhibits

1. Financial Statements:

      Registrant has not conducted any business as of the date of this filing, other than in connection with its organization. Financial Statements indicating that the Registrant has met the net worth requirements of Section 14(a) of the Investment Company Act of 1940 were filed with Pre-effective Amendment No. 2 to the Registration Statement on Form N-2 (File No. 333-183396).

2. Exhibits:


a.1     Declaration of Trust dated August 15, 2012. (1)

a.2     Amendment to Declaration of Trust dated October 2, 2012. (3)

a.3     Amendment to Declaration of Trust dated October 15, 2012. (3)

a.4     Amendment to Declaration of Trust dated November 8, 2012. (4)

b.1     By-Laws of Fund. (2)

b.2     Amended By-Laws of Fund. (4)

c.      None.

d.      None.

e.      Terms and Conditions of the Dividend Reinvestment Plan. (4)

f.      None.

g.1 Form of Investment Management Agreement between Registrant and First Trust Advisors L.P. (4)

g.2 Form of Investment Sub-Advisory Agreement between Registrant, First Trust Advisors L.P. and Energy Income Partners, LLC. (4)

h.1     Form of Underwriting Agreement. (4)

h.2     Form of Master Agreement Among Underwriters. (4)

h.3     Form of Master Selected Dealers Agreement. (4)

i.      None.

j.      Form of Custody Agreement between Registrant and Fund Custodian. (4)

k.1 Form of Service Agreement for Transfer Agent Services between Registrant and Fund Transfer Agent. (4)

k.2     Form of Administration and Accounting Services Agreement. (4)

k.3     Form of Structuring Fee Agreement with Morgan Stanley & Co. LLC. (4)

k.4     Form of Syndication Fee Agreement with Morgan Stanley & Co. LLC. (4)

k.5     Form of Structuring Fee Agreement with Citigroup Global Markets Inc. (4)

k.6     Form of Structuring Fee Agreement with RBC Capital Markets, LLC. (4)

k.7     Form of Structuring Fee Agreement with Oppenheimer & Co. Inc. (4)

k.8     Form of Structuring Fee Agreement with Comerica Securities, Inc. (4)

k.9     Form of Structuring Fee Agreement with Sterne, Agee & Leach, Inc. (5)

k.10    Form of Fee Agreement with Pershing LLC. (5)

k.11 Form of Structuring Fee Agreement with BB&T Capital Markets, a division of Scott & Stringfellow LLC. (5)

k.12 Form of Structuring Fee Agreement with Robert W. Baird & Co. Incorporated. (5)

k.13    Form of Structuring Fee Agreement with J.J.B. Hilliard, W.L.
        Lyons, LLC. (5)

k.14    Form of Structuring Fee Agreement with D.A. Davidson & Co. (5)

k.15    Form of Structuring Fee Agreement with Janney Montgomery Scott LLC. (5)

l.1     Opinion and consent of Chapman and Cutler LLP. (4)

l.2     Opinion and consent of Bingham McCutchen LLP. (4)

m.      None.

n.      Consent of Independent Registered Public Accounting Firm. (4)

o.      None.

p.      Subscription Agreement between Registrant and First Trust Advisors
        L.P. (4)

q.      None.

r.1     Code of Ethics of Registrant. (4)

r.2     Code of Ethics of First Trust Portfolios L.P. (4)

r.3     Code of Ethics of First Trust Advisors L.P. (4)

r.4.    Code of Ethics of Energy Income Partners, LLC. (4)

s.      Powers of Attorney. (2)

------------

(1) Filed on August 17, 2012 as Exhibit a. to Registrant's Registration Statement on Form N-2 (File No. 333-183396) and incorporated herein by reference.

(2) Filed on October 4, 2012 in Pre-Effective Amendment No. 1 to Registrant's Registration Statement on Form N-2 (File No. 333-183396) and incorporated herein by reference.

(3) Filed on October 23, 2012 in Pre-Effective Amendment No. 2 to Registrant's Registration Statement on Form N-2 (File No. 333-183396) and incorporated herein by reference.

(4) Filed on November 27, 2012 in Pre-Effective Amendment No. 3 to Registrant's Registration Statement on Form N-2 (File No. 333-183396) and incorporated herein by reference.

(5)  Filed herewith.


Item 26: Marketing Arrangements

      See the Form of Underwriting Agreement, the Form of Master Agreement Among Underwriters, the Form of Master Selected Dealers Agreement, the Form of Structuring Fee Agreement of Morgan Stanley & Co. LLC, the Form of Syndication Fee Agreement of Morgan Stanley & Co. LLC, the Form of Structuring Fee Agreement of Citigroup Global Markets Inc., the Form of Structuring Fee Agreement of RBC Capital Markets, LLC, the Form of Structuring Fee Agreement of Oppenheimer & Co. Inc. and the Form of Structuring Fee Agreement of Comerica Securities, Inc. filed as Exhibit (h)(1), Exhibit (h)(2), Exhibit (h)(3), Exhibit (k)(3), Exhibit
(k)(4), Exhibit (k)(5), Exhibit (k)(6), Exhibit (k)(7), and Exhibit (k)(8), respectively, in Pre-Effective Amendment No. 3 to Registrant's Registration Statement on Form N-2 (File No. 333-183396).

      See Form of Structuring Fee Agreement with Sterne, Agee & Leach, Inc., Form of Fee Agreement with Pershing LLC, Form of Structuring Fee Agreement with BB&T Capital Markets, a division of Scott & Stringfellow, LLC, Form of Structuring Fee Agreement with Robert W. Baird & Co. Incorporated, Form of Structuring Fee Agreement with J.J.B. Hilliard, W.L. Lyons, LLC, Form of Structuring Fee Agreement with D.A. Davidson & Co., and Form of Structuring Fee Agreement with Janney Montgomery Scott LLC filed as Exhibit (k)(9), Exhibit
(k)(10), Exhibit (k)(11), Exhibit (k)(12), Exhibit (k)(13), Exhibit (k)(14), and Exhibit (k)(15), respectively, to this Post-Effective Amendment No. 1 to Registrant's Registration Statement on Form N-2 (File No. 333-183396).


Item 27:  Other Expenses of Issuance and Distribution

---------------------------------------------------------- --------------------
Securities and Exchange Commission Fees                    $129,769
---------------------------------------------------------- --------------------
Financial Industry Regulatory Authority, Inc. Fees         $127,500
---------------------------------------------------------- --------------------
Printing and Engraving Expenses                            $150,000
---------------------------------------------------------- --------------------
Legal Fees                                                 $450,000
---------------------------------------------------------- --------------------
Listing Fees                                               $ 40,000
---------------------------------------------------------- --------------------
Accounting Expenses                                        $ 16,000
---------------------------------------------------------- --------------------
Blue Sky Filing Fees and Expenses                          $      -
---------------------------------------------------------- --------------------
Miscellaneous Expenses                                     $  5,000
---------------------------------------------------------- --------------------
Total                                                      $918,269
---------------------------------------------------------- --------------------


Item 28: Persons Controlled by or under Common Control with Registrant

    Not applicable.


Item 29:  Number of Holders of Securities

    At November 27, 2012

---------------------------------------------   ------------------------------
Title of Class                                  Number of Record Holders
---------------------------------------------   ------------------------------
Common Shares, $0.01 par value                  1
---------------------------------------------   ------------------------------

Item 30: Indemnification

Section 9.5 of the Registrant's Declaration of Trust provides as follows:

      Indemnification and Advancement of Expenses. Subject to the exceptions and limitations contained in this Section 9.5, every person who is, or has been, a Trustee, officer or employee of the Trust, including persons who serve at the request of the Trust as directors, trustees, officers, employees or agents of another organization in which the Trust has an interest as a shareholder, creditor or otherwise (hereinafter referred to as a "Covered Person"), shall be indemnified by the Trust to the fullest extent permitted by law against liability and against all expenses reasonably incurred or paid by him in connection with any claim, action, suit or proceeding in which he becomes involved as a party or otherwise by virtue of his being or having been such a Trustee, director, officer, employee or agent and against amounts paid or incurred by him in settlement thereof.

      No indemnification shall be provided hereunder to a Covered Person to the extent such indemnification is prohibited by applicable federal law.

      The rights of indemnification herein provided may be insured against by policies maintained by the Trust, shall be severable, shall not affect any other rights to which any Covered Person may now or hereafter be entitled, shall continue as to a person who has ceased to be such a Covered Person and shall inure to the benefit of the heirs, executors and administrators of such a person.

      Subject to applicable federal law, expenses of preparation and presentation of a defense to any claim, action, suit or proceeding subject to a claim for indemnification under this Section 9.5 shall be advanced by the Trust prior to final disposition thereof upon receipt of an undertaking by or on behalf of the recipient to repay such amount if it is ultimately determined that he is not entitled to indemnification under this Section 9.5.

      To the extent that any determination is required to be made as to whether a Covered Person engaged in conduct for which indemnification is not provided as described herein, or as to whether there is reason to believe that a Covered Person ultimately will be found entitled to indemnification, the Person or Persons making the determination shall afford the Covered Person a rebuttable presumption that the Covered Person has not engaged in such conduct and that there is reason to believe that the Covered Person ultimately will be found entitled to indemnification.

As used in this Section 9.5, the words "claim," "action," "suit" or "proceeding" shall apply to all claims, demands, actions, suits, investigations, regulatory inquiries, proceedings or any other occurrence of a similar nature, whether actual or threatened and whether civil, criminal, administrative or other, including appeals, and the words "liability" and "expenses" shall include without limitation, attorneys' fees, costs, judgments, amounts paid in settlement, fines, penalties and other liabilities.

      Section 8 of the Form of Underwriting Agreement filed as Exhibit (h)(1) in Pre-Effective Amendment No. 3 to Registrant's Registration Statement on Form N-2 (File No. 333-183396) provides for each of the parties thereto, including the Registrant and the underwriters, to indemnify the others, their directors, officers, agents, affiliates and persons who control them against certain liabilities in connection with the offering described herein, including liabilities under the federal securities laws.


Item 31: Business and Other Connections of Investment Advisers

The information in the Statement of Additional Information under the captions "Management of the Fund - Trustees and Officers" and "Sub-Advisor," and the Form ADV of Energy Income Partners, LLC (File No. 801-66907) filed with the Commission are hereby incorporated by reference.


Item 32: Location of Accounts and Records.

First Trust Advisors L.P. maintains the Declaration of Trust, By-Laws, minutes of trustees and shareholders meetings and contracts of the Registrant, all advisory material of the investment adviser, all general and subsidiary ledgers, journals, trial balances, records of all portfolio purchases and sales, and all other required records.


Item 33: Management Services

Not applicable.


Item 34: Undertakings

1. Registrant undertakes to suspend the offering of its shares until it amends its prospectus if (1) subsequent to the effective date of its Registration Statement, the net asset value declines more than 10 percent from its net asset value as of the effective date of the Registration Statement, or (2) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

2.     Not applicable.

3.     Not applicable.

4.     Not applicable.

5. The Registrant undertakes that:

a. For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant under Rule 497(h) under the Securities Act of 1933 shall be deemed to be part of the Registration Statement as of the time it was declared effective; and

b. For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

6. The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in this City of Wheaton, and State of Illinois, on the 28th day of November, 2012.

                                       FIRST TRUST MLP AND ENERGY INCOME FUND

                                       By:    /s/ Mark R. Bradley
                                              --------------------------------
                                              Mark R. Bradley, President and
                                              Chief Executive Officer


      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

--------------------------------------- ------------------------------------- ------------------------------------
Signature                               Title                                 Date
--------------------------------------- ------------------------------------- ------------------------------------
                                        President and Chief Executive
/s/ Mark R. Bradley                     Officer                               November 28, 2012
--------------------------------------- (Principal Executive Officer)
 Mark R. Bradley
                                        Chief Financial Officer, Chief
                                        Accounting Officers and
                                        Treasurer (Principal Financial and
/s/ James M. Dykas                      Accounting Officer)                   November 28, 2012
---------------------------------------
 James M. Dykas


--------------------------------------- ------------------------------------- ------------------------------------
                                                                            )
James A. Bowen(1)                       Chairman of the Board and Trustee   )
                                                                            )
                                                                            ) By:     /s/ W. Scott Jardine
Richard E. Erickson(1)                  Trustee                             )         -------------------------
                                                                            )          W. Scott Jardine
                                                                            )          Attorney-In-Fact
Thomas R. Kadlec(1)                     Trustee                             )          November 28, 2012
                                                                            )
                                                                            )
Robert F. Keith(1)                      Trustee                             )
                                                                            )
                                                                            )
Niel B. Nielson(1)                      Trustee                             )
                                                                            )


(1) Original powers of attorney authorizing James A. Bowen, Mark R. Bradley, W. Scott Jardine, Kristi A. Maher and Eric F. Fess to execute Registrant's Registration Statement, and Amendments thereto, for each of the trustees of the Registrant on whose behalf this Post-Effective Amendment No. 1 is filed, were previously executed and are filed as Exhibit s. to the Registrant's Registration Statement on Form N-2 (File No. 333-183396).

                               INDEX TO EXHIBITS

k.9   Form of Structuring Fee Agreement with Sterne, Agee & Leach, Inc.

k.10  Form of Fee Agreement with Pershing LLC.

k.11 Form of Structuring Fee Agreement with BB&T Capital Markets, a division of Scott & Stringfellow, LLC.

k.12  Form of Structuring Fee Agreement with Robert W. Baird & Co. Incorporated.

k.13  Form of Structuring Fee Agreement with J.J.B. Hilliard, W.L. Lyons, LLC

k.14  Form of Structuring Fee Agreement with D.A. Davidson & Co.

k.15  Form of Structuring Fee Agreement with Janney Montgomery Scott LLC.